Exhibit 99.1

ASML exceeds €9 billion net sales and €2 billion net income in 2017
Continued solid growth of sales and profitability expected in 2018
VELDHOVEN, the Netherlands, January 17, 2018 - ASML Holding N.V. (ASML) today publishes its 2017 fourth-quarter and full-year results.

•	Q4 net sales of EUR 2.56 billion, gross margin 45.2 percent

•	2017 net sales of EUR 9.05 billion, net income EUR 2.1 billion

•	ASML expects Q1 2018 net sales around EUR 2.2 billion and a gross margin between 47 and 48 percent

•	ASML announces 2018-2019 share buyback program for EUR 2.5 billion and proposes 17 percent dividend increase to EUR 1.40 per share

(Figures in millions of euros unless otherwise indicated)	Q3 2017	Q4 2017	FY 2016	FY 2017
Net sales	2,447	2,561	6,795	9,053
...of which Installed Base Management sales(1,2)	628	606	2,123	2,679

Other income (Co-Investment Program)	24	24	94	96

New lithography systems sold (units)	48	48	139	174
Used lithography systems sold (units)	7	9	18	24

Net bookings(3)	2,154	2,935	5,396	9,358
Systems backlog(3)	5,693	6,685	3,961	6,685

Gross profit	1,050	1,156	3,044	4,077
Gross margin (%)	42.9	45.2	44.8	45.0

Net income	557	644	1,472	2,119
EPS (basic; in euros)	1.30	1.50	3.46	4.93

End-quarter cash and cash equivalents and short-term investments	2,678	3,288	4,057	3,288
(1) As of January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of net system sales instead of Installed Base Management sales. The comparative numbers have been adjusted to reflect this change in accounting policy.
(2) Installed Base Management sales equals our net service and field option sales.
(3) Net bookings and Systems backlog are calculated without giving effect to the impact of adopting the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842) which ASML will adopt as of January 1, 2018.
A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO Statement
"ASML generated record sales and net income in 2017, helped by a strong fourth quarter. Due to industry strength, some customers requested earlier shipments of their lithography systems, which we were able to accommodate. Earlier-than-expected revenue recognition of two Extreme Ultraviolet (EUV) systems contributed to the strong performance in the fourth quarter as well. With EUV sales crossing the 1.1 billion euro mark, 2017 was the year in which preparations for inserting EUV into high-volume chip manufacturing shifted into a higher gear. This is underlined by orders for 10 more EUV systems in the fourth quarter. Sales of our Holistic Lithography and Installed Base Management products also showed significant growth in 2017," ASML President and Chief Executive Officer Peter Wennink said.
"These results reflect our technology leadership and the success of our comprehensive product portfolio as well as the strong growth fundamentals in our industry, which enable the continued innovation in personal electronics, artificial intelligence, cloud computing and mobility. For 2018 we expect continued solid growth of sales and profitability."

2017 Product and Business Highlights

•
With a total of 161 new DUV systems shipped in 2017, a 21 percent increase from 2016, ASML's supply chain and factories were capable of significantly boosting output in reaction to increased customer demand, supporting fast ramps of advanced nodes in memory and logic. We also provided three customers with early-access versions of the TWINSCAN NXT:2000i, our most advanced immersion lithography system, for process development of next node devices. As a sign of the continuously increasing maturity of the NXT platform, the NXT:2000i system meets or exceeds all of its performance targets. For 3D NAND customers, we expanded our options portfolio to improve focus performance on high-topography wafers and handle strongly-warped wafers, both of which are typical for this application.

•
Our Holistic Lithography product portfolio showed growth in all product categories: computational lithography software products, metrology and inspection systems and process window control software products. ASML also broadened its product offering with the creation of an e-beam-based pattern fidelity metrology system, ePfm5, and shipped the first HMI eXplore 6000 EUV reticle defect inspection system.

•
ASML shipped 10 EUV systems to multiple customers in support of their plans to use the technology in high-volume manufacturing starting in 2018 and 2019, up from 4 shipments in 2016. ASML also demonstrated a number of technology milestones, achieving a throughput of 125 wafers per hour, demonstrating a full-size, defect-free EUV pellicle, and achieving EUV-to-DUV immersion overlay of 2 nanometers, which is in line with the requirement for the 5 nanometer logic node.

•	Installed Base Management sales surpassed EUR 2.6 billion in 2017, an increase of more than 25 percent over the prior year.

•
ASML continued to support China's expanding semiconductor industry. Our system sales to China grew by more than 20 percent in 2017. Alongside shipments to mainland fabs operated by non-Chinese customers, we are planning to ship to five domestic Chinese customers in 2018.

Outlook
For the first-quarter of 2018, ASML expects net sales around EUR 2.2 billion, a gross margin between 47 and 48 percent, R&D costs of about EUR 350 million, SG&A costs of about EUR 115 million. Our target effective annualized tax rate is around 14 percent.

Dividend Proposal
ASML will submit a proposal to the 2018 Annual General Meeting of Shareholders to declare a dividend in respect of 2017 of EUR 1.40 per ordinary share (for a total amount of approximately EUR 600 million), compared with a dividend of EUR 1.20 per ordinary share paid in respect of 2016.

New Share Buyback Program
As part of ASML's financial policy to return excess cash to shareholders through dividends and regularly timed share buybacks, ASML announces a new share buyback program, to be executed within the 2018–2019 time frame. As part of this program, ASML intends to purchase shares up to EUR 2.5 billion. ASML intends to cancel these shares after repurchase, with the exception of up to 2.4 million shares which will be used to cover employee share plans. This buyback program will start on January 18, 2018. The share buyback program will be executed within the limitations of the existing authority granted by the Annual General Meeting of shareholders (AGM) on April 26, 2017 and of the authority granted by future AGMs. The share buyback program may be suspended, modified or discontinued at any time. All transactions under this program will be published on ASML's website (www.asml.com/investors) on a weekly basis.
The total amount repurchased under the 2016–2017 program, which was concluded in December 2017, was EUR 900 million, for which ASML purchased 8.2 million of its shares at an average price of EUR 109.33 per share.

Media Relations Contacts	Investor Relations Contacts
Monique Mols, phone +31 6 5284 4418	Skip Miller, phone +1 480 235 0934
Niclas Mika, phone +31 6 201 528 63	Marcel Kemp, phone +31 40 268 6494

Press Conference and Investor Conference Call
CEO Peter Wennink and CFO Wolfgang Nickl will host a press conference at 11:00 AM Central European Time, which will be webcast live on www.asml.com.
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Wolfgang Nickl at 15:00 Central European Time / 09:00 AM U.S. Eastern time. To register for the call and receive dial-in information, go to www.asml.com/qresultscall. Listen-only access is also available via www.asml.com.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 19,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income from US GAAP to IFRS as adopted by the EU (‘IFRS’) are available on www.asml.com.
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income from US GAAP to IFRS are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of December 31, 2017, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and year ended December 31, 2017 as presented in this press release are unaudited.

2017 Annual Reports
ASML will publish its 2017 Integrated Report based on US GAAP and its 2017 Integrated Report based on IFRS on February 7, 2018. The reports will be published on our website at www.asml.com.

Regulated Information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document contains statements relating to certain projections, business trends and other matters that are forward-looking, including statements with respect to expected trends and outlook, systems backlog, expected financial results and trends, including expected sales, EUV revenue, gross margin, R&D and SG&A expenses, other income, and annualized effective tax rate for the first quarter of 2018, and expected financial results and trends for the full year 2018, including the expectation for continued solid growth in sales and profitability in 2018, annual revenue opportunity for ASML and EPS potential by 2020 with significant further growth potential into the next decade, expected industry trends and expected trends in the business environment, statements with respect to the intent of customers to insert EUV into volume manufacturing, supply chain and service capabilities, ASML’s commitment to secure system performance, shipments, and the planned shipment of advance products to domestic Chinese customers in 2018, and support for volume manufacturing, including availability, productivity, throughput, shipments and the ability to support a larger installed base, including timing of shipments (including planned EUV shipments in 2018 and 2019), shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, the expected impact of the new revenue recognition standard on revenue and net income, intention to return excess cash to shareholders, statements about our proposed dividend, dividend policy and intention to repurchase shares and statements with respect to the new share repurchase plan for 2018-2019. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, our ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the new share repurchase plan and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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